SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 17 October 2025

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 06 October 2025
99.2	Transaction in Own Shares dated 07 October 2025
99.3	Transaction in Own Shares dated 08 October 2025
99.4	Transaction in Own Shares dated 09 October 2025
99.5	Transaction in Own Shares dated 10 October 2025
99.6	Transaction in Own Shares dated 13 October 2025
99.7	Transaction in Own Shares dated 14 October 2025
99.8	Transaction in Own Shares dated 15 October 2025
99.9	Transaction in Own Shares dated 16 October 2025
99.10	Transaction in Own Shares dated 17 October 2025

Exhibit No: 99.1

06 October 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 03 October 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 03 October

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	129	100	56	0	0
Highest price paid (per ordinary share)	£ 91.3600	£ 91.2400	£ 91.2600	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 91.1200	£ 91.1200	£ 91.1200	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 91.1839	£ 91.1424	£ 91.1339	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 152,606,983 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0960C_1-2025-10-5.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        285 (ISIN: GB00BHJYC057)

Date of Purchases:       03 October

Investment firm:          MLI

Exhibit No: 99.2

07 October 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 06 October 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 06 October

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	8,288	6,826	1,868	0	0
Highest price paid (per ordinary share)	£ 92.0800	£ 92.0800	£ 92.0800	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 90.8800	£ 90.9200	£ 90.9400	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 91.4564	£ 91.4684	£ 91.4581	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 152,590,001 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2828C_1-2025-10-6.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        16,982 (ISIN: GB00BHJYC057)

Date of Purchases:       06 October

Investment firm:          MLI

Exhibit No: 99.3

08 October 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 07 October 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 07 October

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	10,386	8,191	2,169	0	0
Highest price paid (per ordinary share)	£ 92.1600	£ 92.1800	£ 92.1600	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 91.5200	£ 91.5400	£ 91.5200	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 91.7441	£ 91.7464	£ 91.7522	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 152,569,255 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4611C_1-2025-10-7.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);  Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        20,746 (ISIN: GB00BHJYC057)

Date of Purchases:       07 October

Investment firm:          MLI

Exhibit No: 99.4

09 October 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 08 October 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 08 October

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	19,908	15,968	4,517	0	0
Highest price paid (per ordinary share)	£ 92.2000	£ 92.2000	£ 92.2000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 91.2600	£ 91.4400	£ 91.5200	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 91.8604	£ 91.8965	£ 91.8829	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 152,528,862 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6416C_1-2025-10-8.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);  Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        40,393 (ISIN: GB00BHJYC057)

Date of Purchases:       08 October

Investment firm:          MLI

Exhibit No: 99.5

10 October 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 09 October 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 09 October

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	39,082	0	0	0	0
Highest price paid (per ordinary share)	£ 92.7000	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 91.1800	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 91.7890	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 152,489,780 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8252C_1-2025-10-9.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);  Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        39,082 (ISIN: GB00BHJYC057)

Date of Purchases:       09 October

Investment firm:          MLI

Exhibit No: 99.6

13 October 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 10 October 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 10 October

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	67,384	3,910	0	0	0
Highest price paid (per ordinary share)	£ 92.2000	£ 90.8200	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 90.6400	£ 90.6400	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 91.4265	£ 90.7321	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 152,418,486 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9995C_1-2025-10-10.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);   Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        71,294 (ISIN: GB00BHJYC057)

Date of Purchases:       10 October

Investment firm:          MLI

Exhibit No: 99.7

14 October 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 13 October 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 13 October

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	21,032	0	0	0	0
Highest price paid (per ordinary share)	£ 91.3600	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 90.3400	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 90.8093	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 152,397,454 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1905D_1-2025-10-13.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);  Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        21,032 (ISIN: GB00BHJYC057)

Date of Purchases:       13 October

Investment firm:          MLI

Exhibit No: 99.8

15 October 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 14 October 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 14 October

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	23,038	0	0	0	0
Highest price paid (per ordinary share)	£ 91.5200	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 89.7200	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 90.1302	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 152,374,416 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3867D_1-2025-10-14.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        23,038 (ISIN: GB00BHJYC057)

Date of Purchases:       14 October

Investment firm:          MLI

Exhibit No: 99.9

16 October 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 15 October 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 15 October

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	12,907	0	0	0	0
Highest price paid (per ordinary share)	£ 91.3800	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 89.7800	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 90.3803	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 152,361,509 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5695D_1-2025-10-15.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702); Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        12,907 (ISIN: GB00BHJYC057)

Date of Purchases:       15 October

Investment firm:          MLI

Exhibit No: 99.10

17 October 2025

InterContinental Hotels Group PLC (the "Company")

Transaction in own shares

The Company announces that on 16 October 2025 it purchased the following number of its ordinary shares of 20 340/399 pence each from Merrill Lynch International ("MLI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 18 February 2025 as announced on 18 February 2025.

Date of Purchase: 16 October

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise	Aquis
Number of ordinary shares purchased	6,334	0	0	0	0
Highest price paid (per ordinary share)	£ 89.4400	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Lowest price paid (per ordinary share)	£ 88.0600	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000
Volume weighted average price paid (per ordinary share)	£ 88.9333	£ 0.0000	£ 0.0000	£ 0.0000	£ 0.0000

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 152,355,175 ordinary shares in issue (excluding 6,206,782 held in treasury).

A full breakdown of the individual purchases by MLI is included below.

 http://www.rns-pdf.londonstockexchange.com/rns/7505D_1-2025-10-16.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0) 7825 655 702);  Joe Simpson (+44 (0)7976 862 072)

Media Relations:            Neil Maidment (+44 (0)7970 668 250) Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased:        6,334 (ISIN: GB00BHJYC057)

Date of Purchases:       16 October

Investment firm:          MLI

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	17 October 2025